N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of Dec 31st 2016

Fund	Name of Person	Ownership % of Series

As of July 1st 2016

Fund	Name of Person	Ownership % of Series
Columbia Real Estate Equity Fund	Merrill Lynch Pierce Fenner & Smith FBO its Customers	25.13%